Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 20, 2012 (except for Note 17, as to which the date is October 1, 2012, and Note 15, as to which the date is December 7, 2012) with respect to the financial statements of Centaur Guernsey L.P. and subsidiaries and related financial statement schedule listed in Schedule II - Valuation and Qualifying Accounts, included in the Amendment No. 2 to the Registration Statement (Form S-4) and related Prospectus for the registration of $1,750,000,000 10.5% Secured Lien Secured Notes due 2018 and $650,000,000 12.5% Senior Notes due 2019.

/s/ Ernst & Young LLP

San Antonio, TX
December 7, 2012